UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 6-K

___________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-37652

Biodexa Pharmaceuticals PLC

(Translation of registrant’s name into English)

1 Caspian Point,

Caspian Way

Cardiff, CF10 4DQ, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Compliance with Nasdaq Minimum Bid Price Requirement

On November 7, 2024, Biodexa Pharmaceuticals PLC (the “Company”) was formally notified that the Nasdaq Hearings Panel (the “Panel”) of the Nasdaq Stock Market LLC (“Nasdaq”) determined that the Company has regained compliance with the $1.00 minimum bid price requirement for continued listing on Nasdaq as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

As previously disclosed, the Company received notice from Nasdaq on August 27, 2024, informing the Company that it was not in compliance with the Minimum Bid Price Requirement. On October 14, 2024, the Panel granted the Company’s request for an exception to demonstrate compliance with the Minimum Bid Price Requirement for continued listing through October 31, 2024. The Company remains subject to a discretionary panel monitor through February 24, 2025, and is required to provide prompt notification during this exception period of any significant events that occur during this time that may affect the Company’s compliance with Nasdaq requirements.

The information included in this report on Form 6-K under the heading “Compliance with Nasdaq Minimum Bid Price Requirement” of this report shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Number 333-209365) and Form F-3 (File Number 333-267932) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Release

On November 12, 2024, the Company issued a press release announcing that it had regained compliance with the Nasdaq Minimum Bid Price Requirement. A copy of the press release is attached hereto as Exhibit 99.1.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SUBMITTED HEREWITH

Attached to the Registrant’s Form 6-K filing for the month of November 2024, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Press Release dated November 12, 2024.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Biodexa Pharmaceuticals PLC

Date: November 12, 2024	By:	/s/ Stephen Stamp
Stephen Stamp
Chief Executive Officer and Chief Financial Officer

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